

September 11, 2017

Derek Chalmers
President and Chief Executive Officer
Cara Therapeutics, Inc.
4 Stamford Plaza
107 Elm Street 9th Floor
Stamford, Connecticut 06902

      Re: Cara Therapeutics, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2016
           Form 10-Q for Fiscal Quarter Ended June 30, 2017
           File No. 001-36279

Dear Dr. Chalmers:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2017

Product Development Pipeline, page 21

1.   We note that the product development pipeline chart on your website appears inconsistent with information disclosed in your document. For example:

      • your website indicates that you have completed Phase III testing of IV CR845 for post-op pain, while your Form 10-Q disclosure indicates that the revised trial is enrolling 450 patients undergoing a range of abdominal surgeries and will test two doses of IV CR845 versus placebo.

• Your website indicates that you have completed Phase III testing of IV CR845 for Pruritus CKD-HD, while your Form 10-Q disclosure indicates that you plan to meet with the FDA in the third quarter of 2017 to finalize a pivotal program and expect to initiate a Phase III trial in the fourth quarter of 2017.

Please explain these apparent inconsistencies.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada at 202-551-3659 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Suzanne Hayes at 202-551-3675 with any other questions.

Division of Corporation Finance